# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gogoro Inc., CIK 0001886190
CUSIP: G9491K139
Title of class of securities: Ordinary shares, par value $0.002 per share
Address of issuer's principal executive offices: 11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan district, Taipei City, Taiwan (F5), 105
Date of event which requires filing of this statement: 10/07/2026
Filed by CIK 0001923287
Persons authorized to receive notices and communications: Gold Sino Assets Limited, TF., No. 308, Sec. 2 Bade Rd., Taipei, Taiwan, Taiwan (F5), 104498, 886-2-8161-9888

## Reporting persons
- Gold Sino Assets Limited (CIK 0001923287): type of reporting person: other (OO); citizenship or place of organization: Samoa (Y0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 20,796,272; sole dispositive power 0; shared dispositive power 20,796,272; aggregate amount beneficially owned 20,796,272 (45.65% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents (i) 20,254,338 ordinary shares of the Issuer, par value US$0.002 per share ("Ordinary Shares") held by Gold Sino Assets Limited ("Gold Sino") as of the date hereof, including 10,692,681 Ordinary Shares to be acquired by Gold Sino at the closing (the "Gold Sino Closing") of the transaction contemplated by the share purchase agreement, dated October 7, 2026, entered into by the Issuer with Gold Sino (the "Gold Sino Share Purchase Agreement"), and (ii) 541,934 Ordinary Shares issuable as of the date hereof upon the exercise of the warrant issued to Gold Sino pursuant to a share and warrant purchase agreement, dated as of May 31, 2024 by and between the Issuer and Gold Sino (the "Warrant"), as adjusted upon the completion of the 1-for-20 share consolidation as reported in the Issuer's Form 6-K filed on September 16, 2025. Each Ordinary Share is entitled to one (1) vote per share.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 45,551,574 Ordinary Shares, issued and outstanding as of the date hereof, as determined based on information provided by the Issuer and taking into account the expected issuance of 10,692,681 Ordinary Shares to Gold Sino and 3,466,310 Ordinary Shares to Peng-Lin at the Closing and the expected issuance of 10,777,066 Ordinary Shares to certain other investors on the same date as the Closing and upon the exercise of the Warrant.
- CHUNG YAO YIN: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 24,757,120; sole dispositive power 0; shared dispositive power 24,757,120; aggregate amount beneficially owned 24,757,120 (54.35% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents (i) 20,254,338 Ordinary Shares held by Gold Sino as of the date hereof, including 10,692,681 Ordinary Shares to be acquired by Gold Sino at the Closing pursuant to the Gold Sino Share Purchase Agreement, (ii) 541,934 Ordinary Shares issuable upon the exercise of the Warrant held by Gold Sino as of the date hereof, and (iii) 3,960,848 Ordinary Shares held by Peng-Lin as of the date hereof, including 3,466,310 Ordinary Shares to be acquired by Peng-Lin Investment Limited, a Taiwan company ("Peng-Lin") at the closing (the "Peng-Lin Closing" and together with the Gold Sino Closing, the "Closing") of the transaction contemplated by the share purchase agreement, dated October 7, 2026, entered into by the Issuer with Peng-Lin (the "Peng-Lin Share Purchase Agreement" and together with the Gold Sino Share Purchase Agreement, the "Share Purchase Agreements"). The Peng-Lin Closing is expected to occur on the same date as the Gold Sino Closing. Each Ordinary Share is entitled to one (1) vote per share. Following the death of Mr. Chung Yao Yin's father, Mr. Yin, his mother and another successor became entitled under the laws of descent and distribution to one-third each of the Gold Sino shares formerly held by his father. On June 22, 2026, Mr. Yin's mother agreed to assign her entitlement to one-third of the Gold Sino shares to Mr. Yin. In addition, Mr. Yin holds a majority equity interest in and has control over Peng-Lin. As a result of the foregoing, Mr. Yin may be deemed to have voting and dispositive power over all the shares held by Gold Sino and Peng-Lin.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 45,551,574 Ordinary Shares, issued and outstanding as of the date hereof, as determined based on information provided by the Issuer and taking into account the expected issuance of 10,692,681 Ordinary Shares to Gold Sino and 3,466,310 Ordinary Shares to Peng-Lin at the Closing and the expected issuance of 10,777,066 Ordinary Shares to certain other investors on the same date as the Closing and upon the exercise of the Warrant.
- Peng-Lin Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,960,848; sole dispositive power 0; shared dispositive power 3,960,848; aggregate amount beneficially owned 3,960,848 (8.8% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents 3,960,848 Ordinary Shares held by Peng-Lin as of the date hereof, consisting of (i) 494,538 Ordinary Shares held by Peng-Lin prior to the Closing and (ii) 3,466,310 Ordinary Shares to be acquired by Peng-Lin at the Closing pursuant to the Peng-Lin Share Purchase Agreement. Each Ordinary Share is entitled to one (1) vote per share.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 45,009,640 Ordinary Shares, issued and outstanding as of the date hereof, as determined based on information provided by the Issuer and taking into account the expected issuance of 10,692,681 Ordinary Shares to Gold Sino and 3,466,310 Ordinary Shares to Peng-Lin at the Closing and the expected issuance of 10,777,066 Ordinary Shares to certain other investors on the same date as the Closing.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.002 per share
Name of issuer: Gogoro Inc.
Address of issuer's principal executive offices: 11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan district, Taipei City, Taiwan (F5), 105
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment"), relating to ordinary shares, par value $0.002 per share, of Gogoro Inc. (the "Issuer"), hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission" or "SEC") on April 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on June 5, 2024, Amendment No. 2 thereto filed with the SEC on March 12, 2026 and Amendment No. 3 thereto filed with the SEC on July 14, 2026 (as so amended, the "Schedule 13D"), on behalf of (i) Gold Sino Assets Limited, a Samoa company ("Gold Sino"), (ii) Mr. Chung Yao Yin, a citizen of Taiwan ("Mr. Yin"), and (iii) Peng-Lin Investment Limited, a Taiwan company ("Peng-Lin" and together with Gold Sino and Mr. Yin, collectively, the "Reporting Persons" and each, a "Reporting Person"). This Amendment represents an initial Schedule 13D filing for Peng-Lin. Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D.

The Issuer's Ordinary Shares are listed on the Nasdaq Capital Market under the symbol "GGR".

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being jointly filed by (i) Gold Sino Assets Limited, a Samoa company, (ii) Mr. Chung Yao Yin, a citizen of Taiwan, and (iii) Peng-Lin Investment Limited, a Taiwan company. Following the death of Mr. Yin's father, Mr. Yin, his mother, and another successor became entitled under the laws of descent and distribution to one-third each of the Gold Sino shares formerly held by his father. On June 22, 2026, Mr. Yin's mother agreed to assign her entitlement to one-third of the Gold Sino shares to Mr. Yin. As a result of the foregoing, Mr. Yin may be deemed to have voting and dispositive power over the shares held by Gold Sino. In addition, Mr. Yin holds a majority equity interest in and has control over Peng-Lin and, as a result, may be deemed to have voting and dispositive power over the shares held by Peng-Lin. Yang Wen Chun is a citizen of Taiwan and the sole director of Gold Sino ("Ms. Yang"). Ms. Yang does not have or share any voting power or investment power with respect to the securities being reported on the Schedule 13D. The directors of Peng-Lin (the "Peng-Lin Directors") are Tien-Chieh Lee, a citizen of Taiwan, Mr. Yin, and Kuen-Lung Chang, a citizen of Taiwan. Peng-Lin has no officers.

The Reporting Persons have entered into a joint filing agreement dated October 9, 2026, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address:
The address for the principal business office of Gold Sino is:
TF., No. 308, Sec. 2 Bade Rd., Taipei
Taiwan

The address for the principal business office of Mr. Yin is:
11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan District, Taipei City, Taiwan

The address for the principal business office of Peng-Lin is:
No. 46, Fude S. Rd., Sanchong Dist., New Taipei City 241504, Taiwan (R.O.C.)

The address for the principal business office of Ms. Yang is:
T/F, 308 Bade Road, Section 2, Taipei, Taiwan

The address of Mr. Tien-Chieh Lee is:
13F, 308 Bade Road, Section 2, Taipei, Taiwan

The address of Mr. Kuen-Lung Chang is:
10 F, 308 Bade Road, Section 2, Taipei, Taiwan
Present principal occupation or employment: The principal business of Gold Sino is acting as a holding company of passive investments. It does not conduct any other businesses. Gold Sino holds or owns various types of assets including shares of listed companies such as the Issuer and private equity. Ms. Yang is the sole director of Gold Sino and an employee of Ruentex Group. Mr. Yin is a director of the Issuer, a director of Peng-Lin, a director of Ruen Hua Dyeing & Weaving Co., Ltd., and the chairman of Nan Shan Life Insurance Company, Ltd. and, based on the entitlement and assignment arrangement described in Item 2(a), may be deemed to have voting and dispositive power over the shares held by Gold Sino and, by virtue of his majority equity interest in and control over Peng-Lin, may be deemed to have voting and dispositive power over the shares held by Peng-Lin. The principal business of Peng-Lin is acting as a holding company of passive investments. Peng-Lin holds or owns various types of assets including shares of listed companies such as the Issuer and private equity. Mr. Tien-Chieh Lee is the chairman of Peng-Lin and an employee of Ruentex Industries Limited. Mr. Kuen-Lung Chang is a director of Peng-Lin, a director of Ruen Hua Dyeing & Weaving Co., Ltd., and an employee of Ruentex Engineering & Construction Co., Ltd.
Criminal convictions in the last five years: None of the Reporting Persons, Ms. Yang or any of the Peng-Lin Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, Ms. Yang or any of the Peng-Lin Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

On October 7, 2026, the Issuer entered into the Gold Sino Share Purchase Agreement with Gold Sino and the Peng-Lin Share Purchase Agreement with Peng-Lin, pursuant to which the Issuer agreed to issue and allot to each of Gold Sino and Peng-Lin, and each of Gold Sino and Peng-Lin agreed to subscribe for and purchase from the Issuer, 10,692,681 and 3,466,310 Ordinary Shares, respectively (such Ordinary Shares purchased by Gold Sino and Peng-Lin under the Share Purchase Agreements, the "Purchased Shares") at a subscription price of US$2.48 per share for an aggregate purchase price of USD26,517,848.88 and USD8,596,448.80, respectively, at the Closing, subject to the terms and conditions set forth in the Share Purchase Agreements. The Issuer announced such investment by Gold Sino and Peng-Lin and the investments of certain other investors on October 7, 2026. As announced by the Issuer, upon completion of such new equity investments, Mr. Yin will have fully discharged his obligation under the Undertaking. The Issuer expects to receive the funding of such investment on or before October 13, 2026, with the Closing occurring on the same date as the funding. The funds to be used to purchase such Ordinary Shares under the Share Purchase Agreements are from the working capital of Gold Sino and Peng-Lin, respectively.

Copies of the Gold Sino Share Purchase Agreement and the Peng-Lin Share Purchase Agreement were attached as Exhibit 10.1 and Exhibit 10.2, respectively, to the Issuer's current report on Form 6-K furnished to the SEC on October 7, 2026 and are incorporated herein by reference.

Following the death of Mr. Yin's father, Mr. Yin, his mother, and another successor became entitled under the laws of descent and distribution to one-third each of the Gold Sino shares formerly held by his father. On June 22, 2026, Mr. Yin's mother agreed to assign her entitlement to one-third of the Gold Sino shares to Mr. Yin. No Ordinary Shares were directly acquired by Mr. Yin in connection with such events. The change in beneficial ownership results from the entitlement and assignment arrangement described herein.

The information set forth in or incorporated by reference into Items 2, 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

The Reporting Person will acquire beneficial ownership of the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Ordinary Shares not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), the Reporting Persons each currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(d) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and the responses of each Reporting Person to Rows 7 through 13 of the cover pages of the Schedule 13D are hereby incorporated by reference in their entirety into this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D, no transactions in the Ordinary Shares were effected by the Reporting Persons or Ms. Yang or any of the Peng-Lin Directors during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons and Ms. Yang and the Peng-Lin Directors, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

Pursuant to the Share Purchase Agreements, without the express prior written invitation or consent of the Issuer, each of Gold Sino and Peng-Lin shall not, and shall cause its affiliates and any representatives acting on its or any of its affiliates' behalf not to, in any manner, directly or indirectly: (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, (A) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, or businesses of the Issuer, (B) any tender offer or exchange offer, merger or other business combination involving the Issuer, any of the assets or the subsidiaries of the Issuer constituting a material portion of the consolidated assets of the Issuer and its subsidiaries, (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or (D) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) or consents to vote any securities of the Issuer, including soliciting consents or taking other action with respect to the calling of a special meeting of the Issuer's shareholders; (ii) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934) with respect to the Issuer; (iii) disclose or direct any person to disclose, any intention, plan or arrangement inconsistent with the foregoing; or (iv) advise, assist or encourage, or direct any person to advise, assist or encourage any other person in connection with any of the foregoing. Each of Gold Sino and Peng-Lin also agrees not to request the Issuer to amend or waive any provision of the foregoing restrictions. However, the foregoing restrictions will not, in any manner, limit or prohibit Gold Sino, Peng-Lin or any of their respective affiliates, or any of their respective representatives from communicating privately with the Issuer's directors, officers or representatives so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

Pursuant to the Share Purchase Agreements, the Issuer has granted each of Gold Sino and Peng-Lin, effective as of the date on which the respective Closing occurs, certain registration rights with respect to the registration of the Purchased Shares under the Securities Act of 1933, as amended (the "Securities Act"). Specifically, the Issuer agreed to file a registration statement as promptly as reasonably practicable upon receipt of a request from Gold Sino or Peng-Lin, as applicable, to register certain registrable securities then held by Gold Sino or Peng-Lin, as applicable, under the Securities Act, subject to certain limitations set forth therein. The Issuer also agreed to provide customary "piggyback" registration rights with respect to such registrable securities and, subject to certain circumstances, to file a shelf registration statement to register under the Securities Act of such registrable securities.

This summary is qualified by the actual terms of the Share Purchase Agreements, copies of which were attached as Exhibit 10.1 and Exhibit 10.2, respectively, to the Issuer's current report on Form 6-K furnished to the SEC on October 7, 2026 and are incorporated herein by reference.

The information set forth in or incorporated by reference into Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT INDEX

Exhibit
Number Description of Exhibit
99.1 Joint Filing Agreement, dated October 9, 2026, by and among the Reporting Persons
99.2 Share Purchase Agreement, dated as of October 7, 2026, by and between Gogoro Inc. and Gold Sino Assets Limited (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 6-K furnished to the SEC on October 7, 2026)
99.3 Share Purchase Agreement, dated as of October 7, 2026, by and between Gogoro Inc. and Peng-Lin Investment Limited (incorporated by reference to Exhibit 10.2 to the Issuer's Report on Form 6-K furnished to the SEC on October 7, 2026)

## Signatures
- Gold Sino Assets Limited: By: /s/ Yang Wen Chun, Yang Wen Chun / Director (10/09/2026)
- CHUNG YAO YIN: By: /s/ Chung Yao Yin, Chung Yao Yin (10/09/2026)
- Peng-Lin Investment Limited: By: /s/ Tien-Chieh Lee, Tien-Chieh Lee / Chairman (10/09/2026)